Exhibit 99.1

Here Announces Unaudited Financial Results for the Third Quarter of Fiscal Year 2026

Beijing, June 5, 2026 /GLOBE NEWSWIRE/ - Here Group Limited (NASDAQ: HERE) (“Here” or the “Company”), an IP1-based pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced its unaudited financial results for the third quarter of the fiscal year ending June 30, 2026 (the “third quarter of FY 2026”, which refers to the quarter from January 1, 2026 to March 31, 2026).

Financial Highlights for the Third Quarter of FY 20262

●	Revenues for the third quarter of FY 2026 were RMB164.7 million (US$23.9 million), compared to RMB177.3 million in the second quarter of the fiscal year ending June 30, 2026 (the “second quarter of FY 2026”).

●	Net loss for the third quarter of FY 2026 was RMB34.1 million (US$4.9 million), compared to RMB25.4 million in the second quarter of FY 2026.

●	Adjusted net loss[3] for the third quarter of FY 2026 was RMB22.9 million (US$3.3 million), compared to RMB16.1 million in the second quarter of FY 2026.

●	The Company has a total of 20 IPs as of March 31, 2026, including 12 proprietary IPs and 8 exclusive licensed IPs.

Mr. Peng Li, Chairman and Chief Executive Officer of Here, commented, “We delivered revenues of RMB164.7 million with improved gross margin this quarter, exceeding expectations despite seasonally softer conditions. Our strategic focus remains on IP momentum and user engagement as the fundamental drivers of sustainable growth. We have adjusted our product launch cadence and sales approach to align with market demand. Through disciplined execution, we are rolling out new IP products at a measured pace and opening additional self-operated stores to build the foundation for the planned accelerated expansion. We remain confident in our long-term competitive positioning and value creation for shareholders.”

Mr. Dong Xie, Chief Financial Officer, added, “Our quarterly results exceeded expectations on both revenue and gross margin. This quarter, we implemented strategic cost structure refinements that position us for enhanced margin performance in future periods. We maintain disciplined capital allocation and focus on building long-term financial health and operational efficiency. We are confident in our ability to navigate near-term headwinds and emerge as a stronger, more efficient organization positioned for long-term success as a leading global IP trend company.”

Financial Results for the Third Quarter of FY 2026

Revenues

Revenues were RMB164.7 million (US$23.9 million) in the third quarter of FY 2026, primarily generated from sales of the three flagship IPs – WAKUKU, SIINONO, and ZIYULI. The change compared to the second quarter of FY 2026 was primarily driven by the cadence of new product launches and the impact of the Chinese New Year holidays, which materially reduced effective working days and temporarily constrained supply chain and delivery capabilities.

[1]	“IP” refers to the design of a single or a series of characters and the underlying intellectual property rights.
[2]	As previously reported, the Company completed the disposal of its Established Business (all the business operations established prior to the acquisition of Shenzhen Yiqi Culture Co., Ltd., including the individual online learning services business, consumer businesses and other businesses aside from the pop toy business) on September 30, 2025. As the disposal met the definition of discontinued operations in accordance with ASC 205-20, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale.
[3]	Adjusted net loss is a non-GAAP financial measure. For a reconciliation of net loss to adjusted net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Cost of revenues

Cost of revenues was RMB107.9 million (US$15.6 million) in the third quarter of FY 2026, primarily composed of costs associated with pop toy products sold.

Sales and marketing expenses

Sales and marketing expenses were RMB57.7 million (US$8.4 million) in the third quarter of FY 2026, primarily consisting of advertising and promotion expenses and staff compensation.

Research and development expenses

Research and development expenses were RMB9.5 million (US$1.4 million) in the third quarter of FY 2026, primarily consisting of IP design and product development expenses.

General and administrative expenses

General and administrative expenses were RMB33.6 million (US$4.9 million) in the third quarter of FY 2026, primarily associated with core corporate functions, including employee compensation, professional service fees, and other operational expenses.

Net loss and adjusted net loss

Net loss was RMB34.1 million (US$4.9 million) in the third quarter of FY 2026. Adjusted net loss was RMB22.9 million (US$3.3 million) in the third quarter of FY 2026.

Net loss per ordinary share and adjusted net loss per ordinary share4

Basic and diluted net loss per ordinary share were RMB0.21 (US$0.03) in the third quarter of FY 2026. Basic and diluted adjusted net loss per ordinary share were RMB0.14 (US$0.02) in the third quarter of FY 2026.

Financial Outlook

Based on currently available information, the Company expects its revenues to be in the range of RMB130.0 million to RMB140.0 million for the fourth quarter of FY 2026 (which refers to the quarter from April 1, 2026 to June 30, 2026). The Company is revising its revenue guidance from the previously announced range of RMB750.0 million to RMB800.0 million to a new range of RMB600.0 million to RMB610.0 million for FY 2026 (which refers to the year from July 1, 2025 to June 30, 2026). This revision reflects near-term market realities and demonstrates our commitment to providing transparent guidance aligned with current industry conditions. We remain focused on disciplined execution and building a sustainable foundation for long-term growth. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

[4]	Basic and diluted adjusted net loss per ordinary share are non-GAAP financial measures. For a reconciliation of basic and diluted net loss per ordinary share to basic and diluted adjusted net loss per ordinary share, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Recent Developments

2025 Share Repurchase Program

On June 6, 2025, the Company announced that the Board had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a purchase period beginning on June 11, 2025 and ending on June 30, 2026 (the “2025 Share Repurchase Program”). As of June 1, 2026, a total of 2.3 million ADSs had been repurchased for an aggregate consideration of US$12.8 million under the 2025 Share Repurchase Program.

2026 Share Repurchase Program

On June 5, 2026, the Company announced that the Board had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a purchase period beginning from July 1, 2026 and ending on June 30, 2027 (the “2026 Share Repurchase Program”). Repurchases under the 2026 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The repurchases will be subject to all applicable rules and regulations, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy. The number of ADSs repurchased and the timing of repurchases will also depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. The Board will review the 2026 Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund the repurchases from its existing cash balance.

Conference Call Information

The Company’s management will hold an earnings conference call at 07:00 A.M. Eastern Time on Friday, June 5, 2026 (07:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Here Group Limited Q3 FY2026 Earnings Call

Pre-register Link: https://dpregister.com/sreg/10209499/10419223c89

All participants may use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive an email with a set of participant dial-in numbers, a passcode, and a unique PIN to join the conference call.

The replay will be accessible through June 12, 2026 by dialing the following numbers:

International: United States Toll Free: Replay Access Code:	1-412-317-0088 1-855-669-9658 7245972

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.heregroup.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses adjusted net loss and basic and diluted adjusted net loss per ordinary share as its non-GAAP financial measures. Adjusted net loss represents net loss excluding share-based compensation expense. Basic and diluted adjusted net loss per ordinary share represents adjusted net loss attributable to Here Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net loss per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss, net loss per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

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The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new consumers and to increase the spending and revenues generated from consumers; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its business lines and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About the Company

The Company, through its HERE奇梦岛 brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.heregroup.com.

Contact

Investor Relations

Tina Tang

Here Group Limited

Email: ir@heregroup.com

Tel: +852 2988-8279

Robin Yang, Partner

ICR, LLC

Email: Heregroup.IR@icrinc.com

Phone: +1 (212) 537-0429

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	472,943	77,976	11,304
Restricted cash	20,757	1,092	158
Short-term investments	139,990	591,227	85,710
Accounts receivable, net	29,505	32,484	4,709
Amounts due from related parties	1,577	23,903	3,465
Inventory, net	16,229	129,099	18,715
Prepayments and other current assets	73,434	121,309	17,587
Current assets held for sale	558,316	-	-
Total current assets	1,312,751	977,090	141,648

Non-current assets:
Property and equipment, net	9,935	20,157	2,922
Intangible assets, net	65,938	63,168	9,157
Long-term investments	28,254	26,305	3,813
Operating lease right-of-use assets	12,504	37,431	5,426
Goodwill	187,598	187,598	27,196
Other non-current assets	1,475	34,676	5,027
Non-current assets held for sale	43,064	-	-
Total non-current assets	348,768	369,335	53,541
TOTAL ASSETS	1,661,519	1,346,425	195,189

LIABILITIES
Current liabilities:
Short-term borrowings	11,100	-	-
Accounts payable	14,321	57,302	8,307
Accrued expenses and other current liabilities	66,168	51,654	7,488
Amounts due to related parties	3,321	12,898	1,870
Income tax payable	9,440	61,311	8,888
Contract liabilities	1,665	3,155	457
Operating lease liabilities, current portion	9,482	16,225	2,352
Current liabilities held for sale	498,516	-	-
Total current liabilities	614,013	202,545	29,362

Non-current liabilities:
Operating lease liabilities, non-current portion	4,617	20,102	2,914
Deferred tax liabilities	72,014	102,134	14,806
Non-current liabilities held for sale	37,912	-	-
Total non-current liabilities	114,543	122,236	17,720
TOTAL LIABILITIES	728,556	324,781	47,082

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

MEZZANINE EQUITY
Non-controlling interests	40,999	221,372	32,092

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	12
Class B ordinary shares	34	34	5
Treasury stock	(49,054)	(112,379)	(16,292)
Additional paid-in capital	1,066,860	893,340	129,507
Accumulated other comprehensive income	16,507	12,565	1,822
(Accumulative deficit)/retained earnings	(225,431)	6,631	961
TOTAL HERE GROUP LIMITED SHAREHOLDERS’ EQUITY	808,997	800,272	116,015
Non-controlling interests	82,967	-	-
TOTAL SHAREHOLDERS’ EQUITY	891,964	800,272	116,015

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,661,519	1,346,425	195,189

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

Revenues (including revenues from one related party of RMB9,486 and RMB3,795 for the three months ended December 31, 2025 and March 31, 2026, respectively)	177,257	164,744	23,883
Cost of revenues (including related party transaction of RMB2,679 and RMB1,198 for the three months ended December 31, 2025 and March 31, 2026, respectively)	(122,267)	(107,884)	(15,640)
Gross Profit	54,990	56,860	8,243

Operating expenses:
Sales and marketing expenses (including related party transaction of RMB1,739 and RMB4,002 for the three months ended December 31, 2025 and March 31, 2026, respectively)	(52,844)	(57,722)	(8,368)
Research and development expenses	(9,066)	(9,452)	(1,370)
General and administrative expenses	(31,295)	(33,646)	(4,878)
Total operating expenses	(93,205)	(100,820)	(14,616)

Loss from operations	(38,215)	(43,960)	(6,373)

Other income:
Interest income	3,633	3,377	490
Others, net	9,626	5,725	830

Loss before income tax	(24,956)	(34,858)	(5,053)
Income tax expense	(458)	723	105

Net loss	(25,414)	(34,135)	(4,948)
Net loss attributable to ordinary shareholders of the Company	(25,414)	(34,135)	(4,948)

Weighted average number of ordinary shares used in computing net loss per ordinary share
- Basic	163,065,311	160,407,252	160,407,252
- Diluted	163,065,311	160,407,252	160,407,252

Net loss per ordinary share
- Basic	(0.16)	(0.21)	(0.03)
- Diluted	(0.16)	(0.21)	(0.03)

Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(1,257)	(1,595)	(231)
Total other comprehensive loss	(1,257)	(1,595)	(231)

Total comprehensive loss	(26,671)	(35,730)	(5,179)
Total comprehensive loss attributable to ordinary shareholders of the Company	(26,671)	(35,730)	(5,179)

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HERE GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

The following table below sets forth a reconciliation of net loss to adjusted net loss and basic and diluted net loss per ordinary share to basic and diluted adjusted net loss per ordinary share for the periods indicated:

	For the Three Months Ended
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

Net loss	(25,414)	(34,135)	(4,948)
Less: Share-based compensation expenses	(9,271)	(11,202)	(1,623)

Adjusted net loss	(16,143)	(22,933)	(3,325)
Adjusted net loss attributable to the Company	(16,143)	(22,933)	(3,325)

Weighted average number of ordinary shares used in computing net loss per ordinary share
- Basic	163,065,311	160,407,252	160,407,252
- Diluted	163,065,311	160,407,252	160,407,252
Weighted average number of ordinary shares used in computing adjusted net loss per ordinary share
- Basic	163,065,311	160,407,252	160,407,252
- Diluted	163,065,311	160,407,252	160,407,252

Net loss per ordinary share
- Basic	(0.16)	(0.21)	(0.03)
- Diluted	(0.16)	(0.21)	(0.03)
Adjusted net loss per ordinary share
- Basic	(0.10)	(0.14)	(0.02)
- Diluted	(0.10)	(0.14)	(0.02)

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HERE GROUP LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a breakdown of revenue by IPs for the periods indicated:

	For the Three Months Ended
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

Revenues
WAKUKU	129,414	102,404	14,845
ZIYULI	9,504	14,300	2,073
SIINONO	19,229	33,293	4,826
Others(1)	19,110	14,747	2,139

	177,257	164,744	23,883

(1)	“Others” refers to revenue generated from all other IPs, such as “MEMIMO”, “FUNII”, “FIILA”, “impopo pix” and “YEAOHUA”, and other revenues, aggregated and presented as “Others”.

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